Exhibit 99.7
Loan Commitment
RE: Overseas Acquisition by CRCC-Tongguan Investment Co., Ltd.
of Corriente Resources Inc. (the “Offer”)
     In reference to the application by CRCC-Tongguan Investment Co., Ltd. (hereinafter called “the applicant”), Bank of China Limited have examined and verified information submitted by the applicant in respect of its “overseas acquisition” of Corriente Resources Inc. and Bank of China Limited Anhui Branch hereby makes the following loan commitment:
     Upon the signing of the formal agreement, Bank of China Limited Anhui Branch will provide the applicant with a loan up to a maximum amount of US$300 million. Our loan commitment is subject to the condition that all relevant governmental and regulatory approvals that are required to be obtained in connection with the Offer are duly obtained or otherwise satisfied.
     The interest rate will be stipulated in the formal loan agreement but it will not exceed 12 months LIBOR +3%. The applicant can repay the loan in part or in full at any time without any penalty. The parties shall execute a formal loan agreement in accordance with customary contractual practices.
     This Loan Commitment will expire on July 28, 2010.
[Seal of Bank of China Limited]
Bank of China Limited Anhui Branch
January 28, 2010